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SEC FILE NUMBER
8 - 39716

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANYAN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Drakes Landing Road, Suite 125
(No. and Street)

Greenbrae, (City) California (State) 94904 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce E. Neff (415) 461-0900
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Bruce E. Neff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANYAN SECURITIES, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Marin

Subscribed and sworn to (or affirmed) before me on this 1st day of February, 2012, by Bruce E. Neff ______________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

STACY L. SODERBORG
Commission # 1852165
Notary Public - California
Marin County
My Comm. Expires Jun 29, 2013

(Seal) Signature ______________________

BANYAN SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of Banyan Securities, LLC

We have audited the accompanying statement of financial condition of Banyan Securities, LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Banyan Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Beverly Hills, California
February 1, 2012

BANYAN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash	$	103,267
Receivables from clearing broker, including clearing deposits of $100,000		569,077
Commissions receivable		260,807
Securities owned, at fair value		171,124
Other assets		108,228
	$	1,212,503
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Commissions payable	$	170,001
Accounts payable and accrued expenses		127,224
Total liabilities		297,225
Members' equity		915,278
	$	1,212,503

See accompanying notes to financial statement.

1. Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Banyan Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of California on December 11, 1996. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), engaging in the general securities industry, with customers across the United States. The term of the Company is until December 31, 2025, but may be terminated earlier as set forth in its operating agreement (the "Agreement").

Basis of Presentation

The accompanying financial statements are presented using U.S. generally accepted accounting principles ("GAAP"). Financial statements prepared on a U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

These financial statements were approved by management and available for issuance on February 1, 2012. Subsequent events have been evaluated through this date.

Securities Transactions

Transactions in securities and related gains and losses are recorded on a trade-date basis. Securities owned consist of common stocks of U.S. companies and are valued at fair value, with gains and losses on securities included in revenues.

Valuation of Securities Owned, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

1. Summary of Significant Accounting Policies (continued)

Valuation of Securities Owned, at Fair Value - Definition and Hierarchy (continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Generally, securities owned are classified in Level 1 on the GAAP fair value hierarchy.

Valuation Techniques

The Company values securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Commissions Receivable and Payable

Commissions receivable represents commissions earned by the Company from brokerage transactions not yet received from its clearing broker. No allowance was deemed necessary as of December 31, 2011 since the Company has determined all commissions receivable to be collectible.

Commissions payable represents commissions earned by the Company's registered representatives but not yet paid by the Company.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

Rental Expenses

In accordance with GAAP, the Company recognizes minimum rental expense on a straight-line basis over the lease term. The difference between rental expense recognized on a straight-line basis and cash paid to the lessor is recorded as deferred rent liability.

1. Summary of Significant Accounting Policies (continued)

Members' Compensation

Members' compensation is included in compensation and benefits on the statement of operations and primarily consists of commissions earned specifically by each member.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Assets (at fair value)				
Securities owned				
Common stocks	$ 171,124	$ -	$ -	$ 171,124

3. Limitation of Members' Liability

The debts, obligations and liabilities of the Company shall solely be the debts, obligations and liabilities of the Company and no member shall be obligated personally for any such debt, obligation or liability solely by reason of being a member, except for any debts, obligations and liabilities that may arise from a regulatory agency.

4. Members' Equity

Contributions and distributions by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest. Managing members have additional rights, powers, and authority as part of their ownership interest in the Company.

Members plan to receive distributions over the next six months, reflecting a partial distribution of the Company's profits. Such distributions will be in accordance with SEC rules.

5. Due from Clearing Broker

The Company clears all of its proprietary and customer transactions through National Financial Services LLC on a fully disclosed basis. Due from clearing broker represents cash balances at the clearing broker. Certain balances at the Company's clearing broker are restricted to comply with the Company's agreement with the clearing broker.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

6. Execution Services

In the normal course of business, the Company provides its customers with trade execution services. The Company is generally compensated for such services as part of the commission charged to its customers.

7. Concentration Risk

For the year ended December 31, 2011, 7 customer accounts comprised 77% of the Company's total commission revenues.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

8. Commitments and Contingencies

Clearing Broker Agreement

The Company's agreement with its clearing broker requires the Company to maintain minimum net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1 of at least $100,000, an aggregate indebtedness ratio, also defined, not to exceed 10 to 1 (see Note 11), and a minimum deposit of cash or securities totaling $100,000. Commissions receivable from the clearing broker may be applied to satisfy the deposit requirement.

Leases

The Company leases office space pursuant to a long-term lease agreement with minimum annual rental payments. The lease is subject to escalation clauses, operating expenses and real estate taxes. A portion of the office space is subleased to other companies. Sublease agreements are renewed annually and are currently set to expire on July 31, 2012. The occupancy expense for the year ended December 31, 2011 was $372,596, which is net of sublease income received of $144,455.

8. Commitments and Contingencies (continued)

Leases (continued)

At December 31, 2011, the Company's remaining future minimum lease commitments and sublease income are as follows:

	Annual Rental Payments	Minimum Sublease Income	Net
2012	$ 408,304	$ 84,196	$ 324,108
2013	420,439	-	420,439
2014	249,643	-	249,643
Total	$ 1,078,386	$ 84,196	$ 994,190

9. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

10. Profit Sharing Plan

The Company has a qualified retirement multiemployer plan, commonly referred to as the 401(k) Plan (the "Plan"), which covers substantially all of its full-time employees who have at least 1,000 hours of service with the Company.

The Plan includes employee contributions and matching contributions by the Company, subject to certain limitations. In addition, the Company may contribute additional amounts to the Plan, at its discretion, based on its profits for the year. The Company contributed $7,639 to the Plan for the year ended December 31, 2011.

11. Net Capital Requirements

As a registered broker-dealer with the SEC and the FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the maintenance of minimum net capital equal to or the greater of $100,000 or 6-2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2011, the Company had net capital of $773,266, which was $673,266 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1.

12. Related Party Transactions

One of the members of the Company is the general partner of Touchstone Advisors, L.P. ("Touchstone"), which is the general partner and investment advisor of Touchstone Investments, L.P. The Company earned $405,770 in commission income from Touchstone Investments, L.P. for the year ended December 31, 2011. The Company also subleased a portion of its office space to Touchstone for a fee of $6,370 during the year ended December 31, 2011.

13. Financial Instruments with Off-Balance Sheet Risk

The Company engages in short selling activities from time to time throughout the year, wherein it borrows securities and sells them to third parties. Until the Company covers its short sales, it is exposed to market risk to the extent that subsequent market fluctuations may require purchasing securities sold, not yet purchased, at prices that may be significantly higher than the fair value reflected in the statement of financial condition. The Company's marketable securities owned and receivables from clearing broker may be restricted to the extent of the value of the short securities.

14. Subsequent Events

From January 1, 2012 through February 1, 2012, the Company made an equity distribution of $259,147 to members on January 10, 2012. The Company was still in compliance with the SEC Uniform Net Capital Rule 15c3-1 after the equity distribution.